UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-34403

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Territorial Savings Bank 401(k) Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Territorial Bancorp Inc.
1132 Bishop Street
Suite 2200
Honolulu, HI 96813

TERRITORIAL SAVINGS BANK
401(k) PLAN
Financial Statements and Supplemental Information
December 31, 2021 and 2020
(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

Plan Participants and the Profit Sharing and Retirement Committee
Territorial Savings Bank 401(k) Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Territorial Savings Bank 401(k) Plan (the “Plan”) as of December 31, 2021 and 2020, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Opinion on the Supplemental Information
The supplemental information included in Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with DOL’s Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams LLP

Portland, Oregon
June 29, 2022

We have served as the Plan’s auditor since 2016.

TERRITORIAL SAVINGS BANK
401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2021 and 2020

	2021	2020
Assets:
Investments at fair value:
Mutual funds	$29,820,797	$26,007,020
Territorial Bancorp Inc. common stock	9,075,596	9,146,181
Money market funds	339,107	342,038
Total investments at fair value	39,235,500	35,495,239

Investments at contract value:
Fixed annuity contract	3,398,433	3,894,416
Total investments	42,633,933	39,389,655

Notes receivable from participants	199,667	150,144
Employer contributions receivable	66,111	64,552
Total receivables	265,778	214,696

Net assets available for benefits	$42,899,711	$39,604,351

See accompanying notes to financial statements.

TERRITORIAL SAVINGS BANK
401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2021 and 2020

	2021	2020

Additions to net assets attributed to:
Investment income:
Net appreciation of investments	$2,556,117	$1,310,218
Dividend and interest income	1,984,536	816,915
Total investment income	4,540,653	2,127,133

Interest income on notes receivable from participants	8,612	12,971
Total interest income	8,612	12,971

Contributions:
Participants	1,717,349	1,557,478
Employer matching	66,111	64,552
Rollover	91,841	85,554
Total contributions	1,875,301	1,707,584
Total additions	6,424,566	3,847,688

Deductions from net assets attributed to:
Benefits paid to participants	(3,115,701)	(504,651)
Administrative expenses	(13,505)	(13,139)
Total deductions	(3,129,206)	(517,790)

Net increase	3,295,360	3,329,898

Net assets available for benefits:
Beginning of year	39,604,351	36,274,453
End of year	$42,899,711	$39,604,351

See accompanying notes to financial statements.

TERRITORIAL SAVINGS BANK
401(k) PLAN
Notes to Financial Statements
December 31, 2021 and 2020

(1)	Plan Description
The Territorial Savings Bank 401(k) Plan (the Plan) is a defined‑contribution plan and is available to eligible employees of Territorial Savings Bank (the Employer). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The following brief description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan.
The Employer serves as Plan Administrator. Lincoln Financial Group serves as Recordkeeper and Custodian of the Plan. Reliance Trust is the Trustee of the Plan.  Matrix Trust Company holds the Territorial Bancorp Inc. common stock and executes related investment transactions.
(a)	Eligibility
For purposes of the Plan, an employee who has attained the age of 21 and completed three months of service is eligible to make elective contributions. However, the employee must complete 12 months of service, have worked 1,000 hours during the year, and be employed on the last day of the year to receive employer matching or discretionary contributions.
(b)	Participant Contributions
Each participant may elect to defer up to 100% of their eligible compensation up to the maximum amount that will not cause the Plan to violate applicable provisions of the Internal Revenue Code (the Code). Participants may also elect to make Roth contributions utilizing after-tax contributions.
Eligible participants may also elect to roll over distributions from a former employer’s qualified retirement plan to the Plan.
(c)	Employer Matching Contributions
The Employer contributes on behalf of each participant an amount determined at the discretion of the Board of Directors. The minimum matching amount will be five percent of the total eligible participant contributions. Employer matching contributions are allocated to the participants’ accounts in the proportion that each participant’s contribution bears to the total participant contributions for the plan year. In 2021 and 2020, the Employer made matching contributions of $66,111 and $64,552, respectively.
(d)	Employer Discretionary Contributions
The Employer may make discretionary contributions to the Plan as determined by the Board of Directors. Employer discretionary contributions are allocated to eligible participants’ accounts in the proportion that each participant’s eligible compensation bears to the eligible compensation of all such participants for the plan year. The Employer is not obligated to make discretionary contributions for any plan year. There were no discretionary contributions made during 2021 or 2020.
(e)	Participants’ Accounts
The Plan Administrator maintains separate accounts for each participant.

TERRITORIAL SAVINGS BANK
401(k) PLAN
Notes to Financial Statements
December 31, 2021 and 2020

Participants’ accounts are adjusted for (a) the participant’s contribution to the Plan, (b) the Employer’s matching contribution for the year, (c) the profit or loss of the 401(k) trust fund (whether realized or unrealized) since the end of the immediately preceding year, (d) the aggregate of the Employer’s discretionary contributions for such year, and (e) an allocation of expenses. Investment earnings and losses and any fees and expenses paid from the Plan are allocated to participants’ accounts based on each participant’s proportionate share of the investment balance.
Participants direct the investment of their account into various investment options offered by the Plan. Participants may direct their investments into Territorial Bancorp Inc. common stock, certain mutual funds and a fixed annuity contract as allowed under the Plan. The contributions of participants who do not make elected investment options are invested into the Vanguard LifeStrategy Moderate Growth Fund.
(f)	Benefits Paid to Participants
Distribution of a participant’s account will be made at such time as a participant ceases employment, becomes disabled, or dies. Distributions from the Plan will be paid in the form of cash or, if a participant’s vested balance includes Territorial Bancorp Inc. common stock, they may elect to receive a distribution of those shares. If a participant’s vested interest in his or her account is $1,000 or less, the participant’s vested interest may be distributed in a lump sum as soon as practicable. No consent of the participant is required for this involuntary cash out to be made.  If the participant’s vested interest in his or her account is greater than $1,000 but less than $5,000 and no distribution election has been made, the Plan Administrator shall make a direct rollover into an individual retirement account on behalf of the participant.
In-service withdrawals are allowed for participants who have attained the age of 59 ½.  A participant may also, with approval, make a hardship withdrawal for allowable financial needs that would qualify for deductions by the participant under Section 213 of the Code.
(g)	Vesting
Participant contributions and the Employer’s matching and discretionary contributions are immediately vested.
(h)	Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  The loans are issued by the Plan and secured by the balance in the participant’s account.
The period of repayment for any loan cannot exceed five years from the date of the loan, except for loans granted to purchase a principal residence for which the applicable repayment period must be within any reasonable period as determined by the Plan Administrator not to exceed a maximum of fifteen years. Additionally, principal and interest on the loan must be paid in equal installments on at least a monthly basis. The loan interest rate is based on the quarterly prime interest rate plus 1% at the time the loan is requested and is fixed for the term of the loan. Each loan must be made against collateral, being the assignment of the participant’s entire right, title, and interest in and to the

TERRITORIAL SAVINGS BANK
401(k) PLAN
Notes to Financial Statements
December 31, 2021 and 2020

participant’s account, supported by the borrower’s collateral promissory note for the amount of the loan. At December 31, 2021, all participant loans bear interest between 4.25% to 6.50%, with maturities through 2033.
(i)	Termination
Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United State of America.
(b)	Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value with the exception of fully benefit-responsive investment contracts.  Investments in fixed annuity contracts, which are fully-benefit responsive investment contracts, consist of the Lincoln Financial Group Stable Value Account and are reported at contract value.
Fair value is the price that would be received to sell an asset or paid to transfer a liability (the “exit price”) in an orderly transaction between market participants at the measurement date.  See Note 5 for discussion of fair value measurements.
Contract value is the relevant measurement for assets invested in fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.
Purchases and sales of securities are recorded on a trade‑date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex‑dividend date. Net appreciation in fair value of investments includes realized and unrealized changes in fair value of investments bought, sold, and held during the year.
(c)	Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions upon the occurrence of a distributable event, based upon the terms of the Plan Document.  No allowance for credit losses has been recorded as of December 31, 2021 or 2020.
(d)	Payment of Benefits
Benefits are recorded when paid.

TERRITORIAL SAVINGS BANK
401(k) PLAN
Notes to Financial Statements
December 31, 2021 and 2020

(e)	Expenses
Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements.  Fees related to the administration of notes receivable from participants and distributions are charged directly to the participant’s account and are included in administrative expenses.  Investment related expenses are included in net appreciation of fair value of investments.
(f)	Use of Estimates
The preparation of the financial statements in conformity with generally accepted accounting principles requires management of the Plan to make a number of estimates and assumptions relating to the reported amounts of assets and changes therein and the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
(g)	Risks and Uncertainties
The Plan may invest in various types of investment securities, including shares of Territorial Bancorp Inc. common stock. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. The value, liquidity, and related income of these securities may be sensitive to changes in economic conditions, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.
(h)	Subsequent Events
The Plan has evaluated subsequent events through the date the financial statements are issued.
(3)	Tax Status
The Plan is a prototype profit sharing and 401(k) plan, which has received approval from the Internal Revenue Service (IRS) for use as a prototype plan by a letter dated March 31, 2014, which stated that the Plan as then designed, was in accordance with applicable sections of the Code. Although the Plan has been amended since the date of the letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and the Plan is exempt from income tax. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021 and 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

TERRITORIAL SAVINGS BANK
401(k) PLAN
Notes to Financial Statements
December 31, 2021 and 2020

(4)	Lincoln Financial Group Stable Value Account
The Lincoln Financial Group Stable Value Account is a fully benefit‑responsive guaranteed fixed annuity contract available as an investment option to plan participants. The fixed annuity contract is issued by Lincoln National Life Insurance Company (Lincoln). Lincoln maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals. The fixed annuity contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.
Because the fixed annuity contract is fully benefit‑responsive, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined‑contribution plan attributable to the fixed annuity contract. Contract value, as reported to the Plan by Lincoln, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct withdrawals or transfers of all or a portion of their investment at contract value.
The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 1.00%. Such interest rates are reviewed on a quarterly basis for resetting. The crediting interest rate and the yield for the fixed annuity contract were 1.50% and 1.75% as of December 31, 2021 and 2020, respectively.
Certain events might limit the ability of the Plan to transact at contract value with the issuer. Such events include the following (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA, or (5) premature termination of the contract.  No events are probable of occurring that might limit the Plan’s ability to transact at contract value with the contract issuer and that also would limit the ability of the Plan to transact at contract value with the participants.
Certain events could trigger termination of the fixed annuity contract by the issuer, resulting in the Plan not being able to receive immediate contract value. Such events include (1) any charges billed to the contract owner have not been paid to the issuer within 30 days, (2) the Plan ceases to meet the requirements of the Code for purchasers of this contract, (3) at any time, following the end of the third contract year, the contract owner account is less than $15,000, (4) at any time, following the end of the third contract year, there is no deposit activity for a 24‑consecutive month period and the contract owner account is less than $50,000, (5) the contract owner fails to furnish requested information or other documentation, (6) the issuer discovers any misrepresentation of material information, (7) the issuer discontinues offering this contract form to the public, or (8) the Plan terminates its recordkeeping agreement with the issuer.  The Plan Administrator believes that any events that would trigger termination of the fixed annuity contract are not probable of occurring.

TERRITORIAL SAVINGS BANK
401(k) PLAN
Notes to Financial Statements
December 31, 2021 and 2020

(5)	Fair Value Measurements
The Plan measures its financial assets, financial liabilities, and nonfinancial items that are recognized or disclosed at fair value in its financial statements on a recurring basis at fair value in accordance with the Fair Value Measurements and Disclosures topic of the Financial Accounting Standards Board Accounting Standard Codification. The topic establishes a fair value hierarchy that prioritizes the valuation inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:
•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.
•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
•	Level 3 inputs are unobservable inputs for the asset or liability.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2021 or 2020.
Money market funds and mutual funds: Valued at the publicly published net asset value (NAV) of shares held by the plan.
Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

TERRITORIAL SAVINGS BANK
401(k) PLAN
Notes to Financial Statements
December 31, 2021 and 2020

The Plan’s assets measured at fair value on a recurring basis were classified as follows:
		Fair value of measurements at reporting date using
		Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs
	Total	(Level 1)	(Level 2)	(Level 3)
December 31, 2021:
Investments at fair value:
Money market funds	$339,107	$339,107	—	—
Mutual Funds	29,820,797	29,820,797	—	—
Common Stock	9,075,596	9,075,596	—	—
Total investments in the fair value hierarchy	$39,235,500	$39,235,500		—

December 31, 2020
Investments at fair value:
Money market funds	$342,038	$342,038	—	—
Mutual Funds	26,007,020	26,007,020	—	—
Common Stock	9,146,181	9,146,181	—	—
Total investments in the fair value hierarchy	$35,495,239	$35,495,239	—	—

As of December 31, 2021 and 2020, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis.

The Plan’s accounting policy is to recognize transfers between levels of fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Levels 1, 2 or 3 for the years ended December 31, 2021 or 2020.
(6)	Party-In-Interest Transactions
Certain plan investments are managed by Lincoln Financial Group and Matrix Trust Company.  Lincoln Financial Group is the Custodian of the Plan and Matrix Trust Company holds the Territorial Bancorp Inc. common stock and executes related investment transactions, and, therefore, transactions with these entities qualify as exempt party-in-interest transactions.
The Plan invests in common shares of Territorial Bancorp Inc. and in a money market fund managed by an affiliate of the Custodian. Transactions in such investments qualify as party‑in‑interest transactions, which are exempt from the prohibited transaction rules.

TERRITORIAL SAVINGS BANK
401(k) PLAN
Notes to Financial Statements
December 31, 2021 and 2020

(7)	Reconciliation to Form 5500
The following is a reconciliation of the net assets available for benefits reported in the financial statements and the net assets reported on the Form 5500 as of December 31:
	2021	2020

Net assets available for benefits, per financial statements	$42,899,711	$39,604,351
Deemed distributions not included in loan balance on Form 5500	—	(4,242)
Net assets available for benefits, per Form 5500	$42,899,711	$39,600,109

The following is a reconciliation of the change in net assets available for benefits reported in the financial statements and the net income reported on the Form 5500 for the year ended December 31, 2021:
2021

Change in net assets, per financial statements	$3,295,360
Change in deemed distribution differences between the financial statements and Form 5500	4,242
Net income, per Form 5500	$3,299,602

(8)	Subsequent Events
The market value of investments at December 31, 2021 was $39,235,500.  As of June 22, 2022, the market value of investments declined to $ 36,207,580.   The decrease in market value of investments occurred because of rising interest rates which lowered the market value of the mutual funds and Territorial Bancorp’s Inc.’s common stock.
In April 2022, the Plan changed its trustee from Reliance Trust to Lincoln Financial Group.

TERRITORIAL SAVINGS BANK
401(k) PLAN
EIN: 99-0056630
Plan #: 002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2021

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity dates, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Wilmington Prime Money Market Fund	Money Market Fund, 339,107 shares	**	$339,107

	Vanguard LifeStrategy Conservative Growth Fund	Mutual fund, 142,450 shares	**	3,286,323
	Vanguard Windsor II Fund Admiral Shares	Mutual fund, 38,479 shares	**	3,150,241
	Vanguard Growth Index Fund Admiral Shares	Mutual fund, 18,383 shares	**	3,035,881
	Vanguard 500 Index Fund Admiral Shares	Mutual fund, 6,692 shares	**	2,943,382
	Vanguard Target Retirement 2020 Fund	Mutual fund, 86,272 shares	**	2,676,157
	Vanguard International Growth Fund Admiral Shares	Mutual fund, 18,112 shares	**	2,523,025
	Vanguard Small-Cap Index Fund Admiral Shares	Mutual fund, 22,020 shares	**	2,386,350
	Vanguard LifeStrategy Moderate Growth Fund	Mutual fund, 69,235 shares	**	2,322,143
	Vanguard Total Bond Market Index Fund Admiral Shares	Mutual fund, 124,507 shares	**	1,393,231
	Vanguard LifeStrategy Growth Fund	Mutual fund, 27,672 shares	**	1,229,481
	Vanguard Target Retirement 2030 Fund	Mutual fund, 31,267 shares	**	1,201,291
	Vanguard Target Retirement 2025 Fund	Mutual fund, 54,088 shares	**	1,100,141
	Vanguard Target Retirement Income Fund	Mutual fund, 68,135 shares	**	985,226
	Vanguard Target Retirement 2015 Fund	Mutual fund, 38,582 shares	**	563,689
	Vanguard Target Retirement 2035 Fund	Mutual fund, 16,668 shares	**	397,370
	Vanguard Target Retirement 2050 Fund	Mutual fund, 5,771 shares	**	270,639
	Vanguard Target Retirement 2045 Fund	Mutual fund, 8,989 shares	**	255,099
	Vanguard Target Retirement 2040 Fund	Mutual fund, 2,406 shares	**	101,128
		Total mutual funds		29,820,797
*	Territorial Bancorp Inc.	Common Stock, 359,389 shares	**	9,075,596
*	Participant loans	Loans, with interest rates from 4.25% to 6.50%, maturing through 2033		199,667
	Lincoln Financial Group Stable Value Account	Fixed annuity contract	**	3,398,433
				$42,833,600

* A party-in-interest as defined by ERISA.
** Information is not required as investments are participant directed.
See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Territorial Savings Bank 401(k) Plan

Date: June 29, 2022	By:	/s/ Karen J. Cox
Karen J. Cox
Senior Vice President

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Moss Adams LLP